Oncolytics Biotech® Announces Filing and Mailing of the Management Information Circular in Connection with the Annual General Meeting of Shareholders

Your vote is important no matter how many votes you hold. Vote today.

Shareholders who have questions or need assistance with voting their shares should contact Oncolytics Biotech Inc.’s strategic advisor and proxy solicitation agent Laurel Hill Advisory Group by telephone at 1-877-452-7184 or by email at assistance@laurelhill.com

SAN DIEGO, CA and CALGARY, AB, April 12, 2023 -- Oncolytics Biotech® Inc. (NASDAQ: ONCY) (TSX: ONC) is pleased to announce its notice of the annual general meeting of shareholders and management information circular (the “Circular”) are now available on the Company’s website at: www.oncolyticsbiotech.com as well as under Oncolytics’ profile on SEDAR (www.sedar.com). The Company is in the process of mailing the Circular and related materials for the annual general meeting to Oncolytics’ shareholders.

Shareholder Meeting Details
The Company’s annual general meeting of shareholders (the “Meeting”) will be held virtually on Tuesday, May 9, 2023, at 4:00 p.m. (Toronto time), and the virtual meeting will be conducted via live audio webcast at https://virtual-meetings.tsxtrust.com/1458. While shareholders and duly appointed proxyholders will not be able to attend the Meeting in person, regardless of geographic location and ownership, they will have an equal opportunity to participate at the Meeting and vote on the matters considered at the Meeting. Detailed instructions about how to participate in the Meeting can be found in the Circular. The Circular also provides details of the proposals Oncolytics’ shareholders will vote on at the Meeting.

Oncolytics has retained Laurel Hill Advisory Group (“Laurel Hill”) as proxy solicitation agent and shareholder communications advisor to, among other things, assist in the solicitation of proxies. For these services, the Corporation will pay Laurel Hill an advisory fee of $35,000, in addition to certain out-of-pocket expenses. The Company may use Broadridge Financial Solutions Inc.’s QuickVote™ service to assist beneficial shareholders with voting. Our proxy solicitation agent, Laurel Hill, may contact certain beneficial shareholders who have not objected to the Company knowing who they are (non-objecting beneficial owners, or NOBOs) to conveniently obtain a vote directly over the telephone.

YOUR VOTE IS IMPORTANT. VOTE YOUR SHARES FOR ONCOLYTICS’ DIRECTOR NOMINEES AND MEETING RESOLUTIONS AS SOON AS POSSIBLE.

Shareholders are encouraged to read the Circular and vote their shares as soon as possible. The deadline for voting your shares is 4:00 p.m. (Toronto time) on Friday, May 5, 2023.

Oncolytics’ board of directors recommends that shareholders vote FOR all of the director nominees and meeting resolutions.

Shareholder Questions
Shareholders who have any questions or require assistance with voting may contact the Company’s proxy solicitation agent and shareholder communications advisor:

Laurel Hill Advisory Group
Toll Free: 1-877-452-7184 (for shareholders in North America)
International: +1 416-304-0211 (for shareholders outside Canada and the US)
By Email: assistance@laurelhill.com

About Oncolytics Biotech Inc.
Oncolytics is a biotechnology company developing pelareorep, an intravenously delivered immunotherapeutic agent. This compound induces anti-cancer immune responses and promotes an inflamed tumor phenotype -- turning "cold" tumors "hot" -- through innate and adaptive immune responses to treat a variety of cancers.

Pelareorep has demonstrated synergies with immune checkpoint inhibitors and may also be synergistic with other approved oncology treatments. Oncolytics is currently conducting and planning clinical trials evaluating pelareorep in combination with checkpoint inhibitors and targeted therapies in solid and hematological malignancies as it advances towards registration studies in metastatic breast cancer and pancreatic cancer. For further information, please visit: www.oncolyticsbiotech.com.

Company Contact Jon Patton Director of IR & Communication +1-858-886-7813 jpatton@oncolytics.ca	Investor Relations for Oncolytics Timothy McCarthy LifeSci Advisors +1-917-679-9282 tim@lifesciadvisors.com